Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.:001-32650

On July 9, 2007, Chicago Mercantile Exchange Holdings Inc. ran the following advertisement in Chicago newspapers.

CME/CBOT MERGER: THE RIGHT TRADE FOR GROWTH

CME INTEREST RATES
(Contracts in 000s)
4,000
3,000
2,000
1,000
0
00 01 02 04 05 06 07

CME EQUITIES
(Contracts in 000s)
2,400
2,000
1,600
1,200
800
400
0
00 01 02 03 04 05 06 07
Restated equity ADV's go back through 2003 only

CME FOREIGN EXCHANGE
(Contracts in 000s)
600
500
400
300
200
100
0
00 01 02 03 04 05 06 07

CME COMMODITIES AND ALTERNATIVE INVESTMENTS
(Contracts in 000s)
100
80
60
40
20
0
02 03 04 05 06 07

TRANSACTION PROCESSING SERVICES
(Dollars in millions)
35
30
25
20
15
10
5
0
Q1 06 Q2 06 Q3 06 Q4 06 Q1 07

NYMEX ON CME GLOBEX ADV
(Contracts in 000s)
750
600
450
300
150
0
Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
06 06 06 06 06 06 06 07 07 07 07 07 07

FXMARKETSPACE *ADV
(Notional value in millions, USD)
1,000
750
500
250
0
Apr 07 May 07 Jun 07
*ADV = single count USD equivalent in millions

CME LONG TERM GROWTH
(ADV in 000s)
6,000
4,000
2,000
0%
00 01 02 03 04 05 06 07TD

Together, CME and CBOT will be the world's largest derivatives exchange, with a powerful growth strategy, the most diverse products, industry-leading technology and world-class clearing.

The Choice Is Clear: Vote *FOR* the CME/CBOT Merger by July 9th!

cme
Chicago Mercantile Exchange

Chicago Board of Trade

For additional information, contact
DF King & Co., Inc. at 1-800-769-7666

For additional information, contact
Georgeson, Inc. at 1-866-834-7793

Forward-Looking Statements This advertisement may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. The actual results or performance by CME or CBOT or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Information regarding the risks that may affect the parties' performance and the performance of the combined company can be found in their filings with the Securities and Exchange Commission, including Item 1A of CME's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, their most recent quarterly reports on Form 10-Q and their definitive joint proxy statement/prospectus, as supplemented. Copies of said reports are available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this advertisement. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this advertisement.

Additional Information CME and CBOT have filed a definitive joint proxy statement/prospectus and supplement thereto with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This advertisement is not a substitute for the definitive joint proxy statement/prospectus, as supplemented, or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, as supplemented, and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus, as supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC's Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CME's directors and executive officers is available in CME's proxy statement for its 2007 annual meeting of shareholders, dated March 17, 2007. Additional information regarding the interests of such potential participants is available in the definitive joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. CBOT and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT's proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.